SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.
6-K ITEM

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: March 22, 2010

Press Release

For Immediate Release

PARX, a Subsidiary of OTI, to Exhibit New Features of Its Successful
EasyPark Solution at the 2010 Intertraffic Trade Fair in Amsterdam
- - -
Among EasyPark’s New Features are Internet Reloading and Adding Applications

Amsterdam, Netherlands and Iselin, NJ – March 22, 2010 - On Track Innovations Ltd (OTI) (NASDAQ-GM: OTIV), a global leader in contactless microprocessor-based smart card solutions, today announced that its subsidiary, PARX Ltd., which is responsible for marketing electronic parking solutions in international markets, will exhibit at the 2010 Intertraffic International Trade Fair for Infrastructure, Traffic Management, Safety and Parking in booth 03.111, March 23-26, 2010 at the Amsterdam RAI Convention Centre in Amsterdam.

PARX will demonstrate its in-vehicle parking solutions, including EasyPark, a comprehensive easy-to-use electronic parking payment system that provides the ultimate solution for drivers, operators and municipalities. At the show, PARX will unveil EasyPark’s new features, which allow for internet reloading of the device and the ability to remotely add applications to the device. EasyPark enables drivers to be charged for the exact period of time parked, while simplifying the monitoring, collection and revenue distribution of parking fees.  EasyPark solution allows municipalities and parking operators to reduce the cost of parking operation, improve the service to its customers, encourage on street parking, and create new opportunities to increase revenues.

EasyPark system is the largest field tested in-vehicle parking meter implementation of its kind with more than 30 cities and 650,000 users around Israel. Late last year OTI and PARX have announced the introduction of EasyPark in France, Italy and Bermuda as well.

About OTI
Established in 1990, OTI (NASDAQ- GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

About PARX

PARX Ltd. is a subsidiary of On Track Innovations Ltd. (OTI) responsible for marketing, operating and distributing advanced parking solutions, including the EasyPark TM product, in international markets.

Safe Harbor for Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our plans or current expectations, such as those regarding the superiority of the EasyPark Solution or the potential market thereof.  Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2008, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:
Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
201 944 5200 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com